Exhibit 99.1

NEWS RELEASE

January 5, 2007
Shares Issued and Outstanding: 55,575,715
TSX: MPV
AMEX: MDM

Mountain Province Provides Update on Gahcho Kué Diamond Project

Toronto and New York, January 5, 2007 - Mountain Province Diamonds Inc. (TSX: MPV, AMEX: MDM) (“the Company”) today advised that the delay in the release of the results from the 2006 Gahcho Kué core drilling program is due to the fact that the Company has yet to receive the final results from the project operator, De Beers Canada.

As announced on December 19, 2005, the Saskatchewan Research Laboratory has completed the micro-diamond processing of the 2006 core samples. The Company was previously advised by De Beers Canada that the results would be available prior to December 31, 2006. The final results will be released by the Company as soon as they are received from De Beers Canada.

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Located in Canada’s Northwest Territories, Gahcho Kué is the largest new diamond project under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kué is currently in the permitting and advanced exploration stage of development. At full production the Gahcho Kué diamond mine is expected to produce approximately 3 million carats a year over 15 years.

Mountain Province Diamonds is a joint venture partner with De Beers Canada Inc and Camphor Ventures. Mountain Province has a 44.1 percent interest in the Joint Venture; Camphor 4.9 percent; and De Beers 51 percent. Mountain Province currently controls 33.5 percent of Camphor Ventures. De Beers is also the operator of the project and can be called on by the joint ventures partners to fund the project through to commercial production. By funding and completing a definitive feasibility study De Beers can increase its interest to 55 percent. Mountain Province and Camphor can call on De Beers to fully fund the capital for development of the Gahcho Kué mine in which event De Beers’ interest in the project will increase to 60 percent following commissioning and commencement of commercial production.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements This news release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding the Company’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

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FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-670-5114